SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

IZEA, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

 (Title of Class of Securities)

46603N103

 (CUSIP Number)

Barry Honig
440 Biscayne Boulevard
Miami, Florida 33137

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 13, 2012

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 46603N103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 448,045 (1)
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 17,046 (2)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 448,045 (1)
PERSON WITH	8	SHARED DISPOSITIVE POWER 17,046 (2)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 465,091(1) (3)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.1% (3)
12	TYPE OF REPORTING PERSON* IN

(1)
Excludes shares underlying a Senior Secured Promissory Note (“Note I”) in the amount of $247,300 with a conversion price of 90% of the closing price of the Issuer’s Common Stock on February 1, 2013 that Mr. Honig jointly owns with another individual. Note I may not be converted into common stock to the extent that such conversion would cause the Reporting Persons’ beneficial ownership to exceed 4.99%. Also excludes shares underlying a promissory note (“Note II”) in the amount of $75,000 with a conversion price equal to the lower of (i) $0.125 per share or (ii) 90% of the then market price per share of Common Stock that Mr. Honig jointly owns with another individual. Note II may be converted into common stock within 60 days.

(2)	Held by GRQ Consultants, Inc. 401K Plan, which are deemed to be indirectly owned and controlled by Barry Honig.
(3)	Based on 5,114,280 shares outstanding as of November 12, 2012.

CUSIP No. 46603N103

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 17,046 (1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 17,046 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,046 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 * (2)
12	TYPE OF REPORTING PERSON* OO

*	Less than 1%
(1)	Held by GRQ Consultants, Inc. 401K Plan, which are deemed to be indirectly owned and controlled by Barry Honig.
(2)	Based on 5,114,280 shares outstanding as of November 12, 2012.

Item 1(a).            Name of Issuer:

IZEA, Inc.

Item 1(b).            Address of Issuer's Principal Executive Offices:

150 N. Orange Avenue, Suite 412, Orlando, FL 32801

Item 2(a).            Name of Person Filing.

The statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. 401K Plan (together with Mr. Honig, the “Reporting Persons”).

Item 2(b).            Address of Principal Business Office or, if None, Residence.

4400 Biscayne Boulevard, Miami, Florida 33137

Item 2(c).            Citizenship.

Florida/United States.

Item 2(d).            Title of Class of Securities.

Common Stock, par value $0.0001 per share.

Item 2(e).            CUSIP Number.

46603N103

Item 3.	Type of Person

Not applicable.

Item 4.                 Ownership.

(a) Amount beneficially owned: 465,091 (1)(2).

(b) Percent of class: 9.1% (3).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 448,045 (1)(2).

(ii) Shared power to vote or to direct the vote: 17,046 (1).

(iii) Sole power to dispose or to direct the disposition of: 448,045 (1)(2).

(iv) Shared power to dispose or to direct the disposition of: 17,046 (1).

(1)	Includes 17,046 shares of common stock held by GRQ Consultants, Inc. 401K Plan, which are deemed to be indirectly owned and controlled by Barry Honig.
(2)
Excludes shares underlying a Senior Secured Promissory Note (“Note I”) in the amount of $247,300 with a conversion price of 90% of the closing price of the Issuer’s Common Stock on February 1, 2013 that Mr. Honig jointly owns with another individual. Note I may not be converted into common stock to the extent that such conversion would cause the Reporting Persons’ beneficial ownership to exceed 4.99%. Also excludes shares underlying a promissory note (“Note II”) in the amount of $75,000 with a conversion price equal to the lower of (i) $0.125 per share or (ii) 90% of the then market price per share of Common Stock that Mr. Honig jointly owns with another individual. Note II may be converted into common stock within 60 days.

(3)	Based on 5,114,280 shares outstanding as of November 12, 2012.

Item 5.                 Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.                 Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.                 Identification and Classification of Members of the Group.

Not applicable.

Item 9.                 Notice of Dissolution of Group.

Not applicable.

Item 10.               Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRQ Consultants, Inc. 401K Plan

Date: November 23, 2012	By:	/s/ Barry Honig
Barry Honig

Date: November 23, 2012	By:	/s/ Barry Honig
Barry Honig